# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CAL-MAINE FOODS INC, CIK 0000016160
CUSIP: 128030202
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1052 HIGHLAND COLONY PKWY, Suite 200, Ridgeland, Mississippi (MS), 39157
Date of event which requires filing of this statement: 08/04/2025
Filed by CIK 0001036241
Persons authorized to receive notices and communications: Adolphus B. Baker, c/o Cal-Maine Foods, Inc., 1052 Highland Colony Parkway, Ste. 200, Ridgeland, Mississippi (MS), 39157, (601) 948-6813

## Reporting persons
- Adolphus B. Baker (CIK 0001036241): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,466,522; shared voting power 46; sole dispositive power 1,461,779; shared dispositive power 46; aggregate amount beneficially owned 1,466,568 (3.02% of the class)
  Comment: 1 See details in answers to paragraphs (a), (b) and (c) of Item 5 below.
- Dinnette Adams Baker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 236,601; shared voting power 46; sole dispositive power 236,601; shared dispositive power 46; aggregate amount beneficially owned 236,647 (0.49% of the class)
  Comment: 3 See details in answers to paragraphs (a), (b) and (c) of Item 5 below.
- Luanne Adams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 201,525; shared voting power 0; sole dispositive power 201,525; shared dispositive power 0; aggregate amount beneficially owned 201,525 (0.42% of the class)
  Comment: 4 See details in answers to paragraphs (a), (b) and (c) of Item 5 below.
- Nancy Adams Briggs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 558,514; shared voting power 42,280; sole dispositive power 558,514; shared dispositive power 42,280; aggregate amount beneficially owned 600,794 (1.24% of the class)
  Comment: 5 See details in answers to paragraphs (a), (b) and (c) of Item 5 below.
- Laurel Adams Krodel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 443,787; shared voting power 887; sole dispositive power 443,787; shared dispositive power 887; aggregate amount beneficially owned 444,674 (0.92% of the class)
  Comment: 6 See details in answers to paragraphs (a), (b) and (c) of Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: CAL-MAINE FOODS INC
Address of issuer's principal executive offices: 1052 HIGHLAND COLONY PKWY, Suite 200, Ridgeland, Mississippi (MS), 39157

## Item 2. Identity and Background
Name of person filing:
(a), (b) & (c) This Amendment No. 10 ("Amendment No. 10") amends and supplements the Statement on Schedule 13D filed on August 28, 2015 by Adolphus B. Baker, Jean Reed Adams and the other reporting persons identified therein with the Securities and Exchange Commission ("SEC") (the "Original Schedule 13D"); Amendment No. 1 to Schedule 13D filed on June 5, 2018 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed on July 20, 2018 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed on August 24, 2018 ("Amendment No. 3"); and Amendment No. 4 to Schedule 13D filed on August 27, 2020 ("Amendment No. 4"). Subsequent to the filing of Amendment 4, Jean Reed Adams (aka Jean Morris Adams) unilaterally filed Amendment No. 5 to Schedule 13D on October 14, 2022 ("Amendment No. 5") and Amendment No. 6 to Schedule 13D on December 20, 2022 ("Amendment No. 6"). Mr. Baker did not participate in the filing of either Amendment No. 5 or Amendment No. 6.

In Amendment No. 6 filed by Jean Reed Adams, Ms. Adams disclosed that she was no longer a part of the reporting "group" with Adolphus B. Baker, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). She also disclosed that she had ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.
Residence or business address:
Adolphus B. Baker has continuously been a Reporting Person under this Schedule 13D since the Original Schedule 13D was filed on August 28, 2015. In connection with the execution of the Conversion Agreement (as defined and described in Item 4 below), Mr. Baker filed Amendment No. 7 ("Amendment No. 7") on February 25, 2025, adding the following additional Reporting Persons: DLNL, LLC ("Daughters' LLC") and its four LLC members who were not already Reporting Persons: namely, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel. These four LLC members are the daughters of the Issuer's founder Fred R. Adams, Jr., and, together with Adolphus B. Baker, are referred to as the "Members." Dinnette Adams Baker is married to Adolphus B. Baker, and Mr. Baker is the managing member of Daughters' LLC. Mr. Baker is Board Chair and an executive officer of the Issuer.

On April 16, 2025, the Reporting Persons filed Amendment No. 8 ("Amendment No. 8"), in which Daughters' LLC disclosed that, on April 14, 2025, it had ceased to be a beneficial owner of any shares of the Issuer's Common Stock. As a result, Daughters' LLC is no longer part of the reporting "group" (within the meaning of Section 13(d) of the Exchange Act) with the other Reporting Persons. On April 17, 2025, the remaining Reporting Persons filed Amendment No. 9 ("Amendment No. 9") to disclose the consummation of the Secondary Offering and the Share Repurchase (each as defined in Amendment No. 9).
Present principal occupation or employment: The address of each Reporting Person's principal office is c/o Cal-Maine Foods, Inc., 1052 Highland Colony Parkway, Ste. 200, Ridgeland, MS 39157. Mr. Baker is Board Chair of the Issuer, as well as the managing member of the Daughters' LLC.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.
Citizenship: Each of the Reporting Persons is a United States citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of July 30, 2025, a total of 48,497,477 Common Shares were issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Set forth below is the beneficial ownership of Common Shares for each person named in Item 2 as of the date of filing. Unless otherwise indicated, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares.

(i) Adolphus B. Baker beneficially owns 1,466,568 Common Shares, representing 3.02% of the total number of outstanding Common Shares. His beneficial ownership includes direct ownership of an additional 46 Common Shares with Dinnette Adams Baker, as joint tenants in common, with respect to which he has shared voting and dispositive power. Mr. Baker's beneficial ownership also includes 147,534 Common Shares that he owns through the Issuer's KSOP, as well as 4,743 Common Shares of unvested restricted stock. With respect to his shares of unvested restricted stock, Mr. Baker has sole voting power and no dispositive power. With the exception of the 46 Common Shares that he owns as a joint tenant in common with his wife, Dinnette Adams Baker, Mr. Baker disclaims beneficial ownership of all Common Shares beneficially owned by Ms. Baker.

(ii) Dinnette Adams Baker beneficially owns 236,674 Common Shares, representing 0.49% of the total number of outstanding Common Shares. Her beneficial ownership includes direct ownership of an additional 46 Common Shares with Adolphus B. Baker, as joint tenants in common, with respect to which she has shared voting and dispositive power. Ms. Baker's beneficial ownership also includes 6,031 Common Shares that she owns through the Issuer's KSOP. With the exception of the 46 Common Shares that she owns as a joint tenant in common with her husband, Adolphus B. Baker, Ms. Baker disclaims beneficial ownership of all Common Shares beneficially owned by Mr. Baker.

(iii) Luanne Adams beneficially owns 201,525 Common Shares, representing 0.42% of the total number of outstanding Common Shares. Ms. Adams' beneficial ownership includes 738 Common Shares that she owned outside of Daughters' LLC.

(iv) Nancy Adams Briggs beneficially owns 600,794 Common Shares, representing 1.24% of the total number of outstanding Common Shares. Ms. Briggs' beneficial ownership includes 57,007 Common Shares that she owned outside of Daughters' LLC. Of those 57,007 Common Shares, 42,280 Common Shares are held jointly with her husband as co-trustees of a family living trust (as a result of which she has shared voting power and shared dispositive power for those living trust shares).

(v) Laurel Adams Krodel beneficially owns 444,674 Common Shares, representing 0.92% of the total number of outstanding Common Shares. Ms. Krodel's beneficial ownership includes 887 Common Shares that she owned jointly with her husband outside of Daughters' LLC. With respect to those 887 Common Shares that she owns jointly with her husband, Ms. Krodel has shared voting power and shared dispositive power.
Transactions in the class effected during the past sixty days: Except as described below, within the past 60 days prior to August 4, 2025 or since the most recent filing of this Schedule 13D prior to the filing of this Amendment No. 10, whichever period is shorter, the persons named in response to paragraph 2(a) have not effected any transactions in the Issuer's securities. During such period, in accordance with the terms of the Issuer's KSOP, an additional 106 Common Shares have been credited to Mr. Baker's KSOP account, and additional 210 Common Shares have been credited to Ms. Baker's KSOP account.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 4, 2025, each of the Reporting Persons ceased to be part of a reporting "group" (within the meaning of Section 13(d) of the Exchange Act). None of the Reporting Persons individually owns more than 5% of the issued and outstanding Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number - Exhibit Name

1* - Joint Filing Agreement by Adolphus B. Baker, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel.

* Filed herewith.

## Signatures
- Adolphus B. Baker: /s/ Adolphus B. Baker, Adolphus B. Baker (08/05/2025)
- Dinnette Adams Baker: /s/ Dinnette Adams Baker, Dinnette Adams Baker (08/05/2025)
- Luanne Adams: /s/ Luanne Adams, Luanne Adams (08/05/2025)
- Nancy Adams Briggs: /s/ Nancy Adams Briggs, Nancy Adams Briggs (08/05/2025)
- Laurel Adams Krodel: /s/ Laurel Adams Krodel, Laurel Adams Krodel (08/05/2025)